As filed with the Securities and Exchange Commission on June 4, 2007
                                                      Registration No. 333-12010
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     -------------------------------------

                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                            ------------------------

                                  PCCW LIMITED
     (Exact name of Registrar as Specified in its Articles of Incorporation)

                            ------------------------

                   (Translation of issuer's name into English)

                            ------------------------

                                    Hong Kong
            (Jurisdiction of incorporation or organization of issuer)

                     -------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                            ------------------------
                                  399 Park Ave
                            New York, New York 10022
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                            ------------------------

                        National Corporate Research, Ltd.
                          225 W. 34th Street, Suite 910
                            New York, New York 10122
                                 (800) 221-0102
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                     -------------------------------------
                                   Copies to:

William Barron Esq.                                 Patricia Brigantic Esq.
Davis Polk & Wardwell                                    Citibank, N.A.
18th Floor, the Hong Kong Club Building        388 Greenwich Street (17th Floor)
3A Chater Road, Central                             New York, New York 10013
Hong Kong

                     -------------------------------------

        It is proposed that this filing become effective under Rule 466:
                           (check the appropriate box)

                             |X|   immediately upon filing.
                             |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

--------------------------------------------------------------------------------

            This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

PART I

                                        INFORMATION REQUIRED IN PROSPECTUS

                                               Cross Reference Sheet

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                          Location in Form of American
                                                          Depositary Receipt ("Receipt")
Item Number and Caption                                   Filed Herewith as Prospectus
-----------------------                                   ----------------------------
1. Name of Depositary and address of its principal        Face of Receipt -  Introductory
   executive office                                       paragraph.

2. Title of Receipts and identity of deposited            Face of Receipt - top center and
   securities                                             introductory paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities          Face of Receipt - upper right corner
              represented by American Depositary          and introductory paragraph.
              Share

       (ii)   Any procedure for voting the                Reverse of Receipt - Paragraphs
              deposited securities                        (16) and (17).

       (iii)  The procedure for collecting and            Reverse of Receipt - Paragraphs
              distributing dividends                      (14) and (16).

       (iv)   The procedure for transmitting notices,     Face of Receipt - Paragraph (13);
              reports and proxy soliciting material       Reverse of Receipt - Paragraph (14),
                                                          (16) and (17).

       (v)    The sale or exercise of rights              Reverse of Receipt - Paragraph (14).

       (vi)   The deposit or sale of securities           Reverse of Receipt - Paragraphs
              resulting from dividends, splits            (14) and (18).
              or plans of reorganization

                                                          Location in Form of American
                                                          Depositary Receipt ("Receipt")
Item Number and Caption                                   Filed Herewith as Prospectus
-----------------------                                   ----------------------------
       (vii)  Amendment, extension or termination of      Reverse of Receipt - Paragraphs (22)
              the deposit agreement                       and (23) (no provision for extensions).

       (viii) The rights that holders of Receipts         Face of Receipt - Paragraph (13).
              have to inspect the books of the
              Depositary and the list of Receipt
              holders

       (ix)   Any restrictions upon the right to          Face of Receipt - Paragraphs (2), (3),
              transfer or withdraw the underlying         (4), (6) and (7).
              securities                                  Reverse of Receipt - Paragraphs (15),
                                                          (23) and (25).

       (x)    Any limitation on the Depositary's          Reverse of Receipt - Paragraphs (19)
              liability                                   and (20).

3. Fees and charges which may be imposed                  Face of Receipt - Paragraph (10).
   directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                             Face of Receipt - Paragraph (13)

PCCW Limited (the "Company") has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's Internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act in English on its Internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The Company has specified in Form 15F the Internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's Internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's Internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among the Company, Citibank, N.A., as Depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(i).

            (a)(ii) Amended and Restated Deposit Agreement, dated as of August 7, 2000, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Amended and Restated Deposit Agreement"). -- Filed herewith as Exhibit (a)(ii).

            (b) Assignment and Assumption Agreement among the Successor Issuer, Cable & Wireless HKT Limited and the Depositary, providing for the assumption by the Successor Issuer of the obligations of Cable & Wireless HKT Limited under the Original Deposit Agreement, and the amendment and restatement of the Original Deposit Agreement as the Deposit Agreement. -- Filed herewith as Exhibit (b).

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. -- None.

            (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

            (e) Certification under Rule 466. -- Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- As set forth on the signature pages hereto.

* Previously filed and incorporated herein by reference to Registration Statement No. 333-12010.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal agency office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, by and among PCCW Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this June 4, 2007.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, as amended and supplemented, for the issuance of American Depositary Receipts evidencing American Depositary Shares issued thereunder, each American Depositary Share representing ten
                                    (10) Ordinary Shares, par value HK$0.25, per share, of PCCW Limited, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/Emi Mak
                                        ----------------------------------------
                                    Name: Emi Mak
                                    Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, PCCW Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in, Hong Kong on this June 4, 2007.

                                    PCCW LIMITED


                                    By: /s/Alexander Anthony  Arena
                                        ----------------------------------------
                                        Name: Alexander Anthony Arena
                                        Title: Group Managing Director


                                    By: /s/Philana W.Y. Poon
                                        ----------------------------------------
                                        Name: Philana W.Y. Poon
                                        Title: Group General Counsel and
                                               Company Secretary

                               POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alexander Anthony Arena and Philana W.Y. Poon and each of them, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post Effective Amendment No. 1 on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 4, 2007.

        Signature                                    Title
        ---------                                    -----


/s/ Li Tzar Kai, Richard               Chairman and Executive Director
--------------------------
Li Tzar Kai, Richard


/s/ Alexander Anthony Arena            Group Managing Director (Principal
--------------------------             Executive Officer) and Executive Director
Alexander Anthony Arena


/s/ Hui Hon Hing, Susanna              Group Chief Financial Officer (Principal
--------------------------             Financial and Accounting Officer)
Hui Hon Hing, Susanna


/s/ Peter Anthony Allen                Executive Director
--------------------------
Peter Anthony Allen


/s/ Chung Cho Yee, Mico                Executive Director
--------------------------
Chung Cho Yee, Mico


/s/ Lee Chi Hong, Robert               Executive Director
--------------------------
Lee Chi Hong, Robert


                                       Executive Director
--------------------------
Dr. Fan Xingcha


/s/ Sir David Ford                     Non-Executive Director
--------------------------
Sir David Ford

                                                       Non-Executive Director
--------------------------------------------
Zhang Chunjiang


/s/ Dr. Tian Suning                                    Non-Executive Director
--------------------------------------------
Dr. Tian Suning


/s/ Prof. Chang Hsin-kang                              Independent Non-Executive
--------------------------------------------           Director
Prof. Chang Hsin-kang


/s/ Dr. The Hon. Sir Li Kwok Po, David                 Independent Non-Executive
--------------------------------------------           Director
Dr. The Hon. Sir Li Kwok Po, David


/s/ Sir Roger Lobo                                     Independent Non-Executive
--------------------------------------------           Director
Sir Roger Lobo


/s/ Aman Mehta                                         Independent Non-Executive
--------------------------------------------           Director
Aman Mehta


/s/ The Hon. Raymond George Hardenbergh Seitz          Independent Non-Executive
--------------------------------------------           Director
The Hon. Raymond George Hardenbergh Seitz

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
                                  PCCW LIMITED

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in PCCW Limited, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on the 4th day of June, 2007.


                                                    By: /s/ Gregory F. Lavelle
                                                        ------------------------
                                                        Name: Gregory F. Lavelle
                                                        Puglisi & Associates

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)(i)              Form of Amendment No. 1 to Amended and
                    Restated Deposit Agreement
(a)(ii)             Amended and Restated Deposit Agreement
(b)                 Assignment and Assumption Agreement
(e)                 Certification under Rule 466